                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                        TCI SATELLITE ENTERTAINMENT, INC.
                      ------------------------------------
                                (NAME OF ISSUER)

1. TCI Satellite Entertainment, Inc. Series A Common Stock, par value $1.00 per share ("Series A Common Stock")

2. TCI Satellite Entertainment, Inc. Series B Common Stock, par value $1.00 per share ("Series B Common Stock")
                      ------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

1.   Series A Common Stock                                            872298104
2.   Series B Common Stock                                            872298203
                      ------------------------------------
                                 (CUSIP NUMBER)

                             Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
-------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                 January 5, 1998
                      ------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index on Page A-1

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                                   CUSIP Nos.

Series A Common Stock:                                                                                    872298104
Series B Common Stock:                                                                                    872298203

---------------------------------------------------------------------------------------------------------------------
             1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                  Estate of Bob Magness
---------------------------------------------------------------------------------------------------------------------
             2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)     / /
                  (b)     /X/
---------------------------------------------------------------------------------------------------------------------
             3)   SEC Use Only
---------------------------------------------------------------------------------------------------------------------
             4)   Source of Funds (See Instructions)          N/A
---------------------------------------------------------------------------------------------------------------------
             5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
---------------------------------------------------------------------------------------------------------------------
             6)   Citizenship or Place of Organization        Colorado
---------------------------------------------------------------------------------------------------------------------
                  7) Sole Voting Power           Series A Common Stock                                  3,205,858(1)
Number of Shares                                 Series B Common Stock                                  3,053,585(2)

                  ---------------------------------------------------------------------------------------------------
  Beneficially    8) Shared Voting Power         Series A Common Stock                                             0
                                                 Series B Common Stock                                             0

  Owned by Each   ---------------------------------------------------------------------------------------------------
                  9) Sole Dispositive Power      Series A Common Stock                                  3,205,858(1)
                                                 Series B Common Stock                                  3,053,585(2)
Reporting Person
                  ---------------------------------------------------------------------------------------------------
                  10) Shared Dispositive Power   Series A Common Stock                                             0
      With                                       Series B Common Stock                                             0

---------------------------------------------------------------------------------------------------------------------
                  11) Aggregate Amount Beneficially Owned by Reporting Person
                                                 Series A Common Stock                                  3,205,858(1)
                                                 Series B Common Stock                                  3,053,585(2)

---------------------------------------------------------------------------------------------------------------------
           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                  / /
---------------------------------------------------------------------------------------------------------------------
           13)    Percent of Class Represented by Amount in Row (11)
                       5.2% of Series A Common Stock
                       36.1% of Series B Common Stock

---------------------------------------------------------------------------------------------------------------------
           14)    Type of Reporting Person (See Instructions)    OO
---------------------------------------------------------------------------------------------------------------------
                  (1) Series B Common Stock is convertible at any time on a
           one-for-one basis into Series A Common Stock. SEE Item 5 below. The numbers of shares of Series A Common Stock shown in rows 7 through 11 above assume that the shares of Series B Common Stock shown in rows 7 through 11 above have been converted into shares of Series A Common
           Stock.
                  (2) SEE Item 5.

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ITEM 1.  SECURITY AND ISSUER

     Kim Magness and Gary Magness, as the co-personal representatives of the Estate of Bob Magness (the "Bob Magness Estate"), hereby amend and supplement the statement of the Bob Magness Estate on Schedule 13D (the "Statement") with respect to the following shares of stock of TCI Satellite Entertainment, Inc. beneficially owned by the Bob Magness Estate:


     1. TCI Satellite Entertainment, Inc. Series A Common Stock, par value $1.00 per share ("Series A Common Stock"); and


     2. TCI Satellite Entertainment, Inc. Series B Common Stock, par value $1.00 per share ("Series B Common Stock").

     The issuer of the Series A Common Stock and Series B Common Stock (collectively, the "Company Securities") is TCI Satellite Entertainment, Inc. (the "Company") whose principal executive offices are located at 8085 South Chester, Suite 300, Englewood, Colorado 80112.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) This Amendment No. 1 to Schedule 13D is filed on behalf the Bob Magness Estate. On January 5, 1998, Kim Magness and Gary Magness were appointed as co-personal representatives of the Bob Magness Estate which directly owns Company Securities.

     (b) The business address of the Bob Magness Estate is c/o Raymond L. Sutton, Jr., Baker & Hostetler LLP, 303 East 17th Avenue, Suite 1100, Denver, Colorado 80203.

     (c) The filing person has no occupation or employment.

     (d) The filing person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The filing person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f) The Bob Magness Estate is being administered in the State of Colorado.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION

     On January 5, 1998, Kim Magness and Gary Magness were appointed co-personal representatives of the Bob Magness Estate. The filing person has no present plan or proposal that relates to or would result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; except that, although there is no present plan or

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proposal to dispose of the Company Securities, the personal representatives intend to sell or otherwise dispose of the Company Securities (i) as may be required to pay the expenses of administration and other liabilities of the Bob Magness Estate, including the Bob Magness Estate's tax liabilities, (ii) as may be required of the personal representatives in fulfillment of their fiduciary duties to the Bob Magness Estate, and (iii) as may be required to effect the distribution of the assets of the Bob Magness Estate to the beneficiaries of the Bob Magness Estate;

     (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present board of directors of the Company or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:


                                  AMOUNT AND NATURE OF          PERCENT OF           TOTAL
      TITLE OF CLASS              BENEFICIAL OWNERSHIP        CLASS POWER(1)    VOTING POWER(1)
      --------------              --------------------        --------------    ---------------
                                                                                     21.5%

      Series A Common Stock           3,205,858(2)                   5.2%

      Series B Common Stock           3,053,585(2)                  36.1%


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(1)  Based on 58,239,114 shares of Series A Common Stock and 8,465,234 shares of
     Series B Common Stock, outstanding on October 31, 1997.

(2) Series B Common Stock is convertible at any time on a one-for-one basis into Series A Common Stock. The numbers of shares of Series A Common Stock shown in this Item 5 assume that the shares of Series B Common Stock have been fully converted into shares of Series A Common Stock.

     In addition, each share of Series B Common Stock is entitled to 10 votes per share and each share of Series A Common Stock is entitled to one vote per share. Accordingly, when these classes of stock are aggregated, the Bob Magness Estate may be deemed to currently beneficially own voting equity securities representing approximately 21.5% of the voting power with respect to a general election of directors of the Company.

     (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power to vote or dispose of the shares:


           Class of Security               Sole Power          Shared Power
           -----------------               ----------          ------------
           Series A Common Stock            3,205,858               0
           Series B Common Stock            3,053,585               0

     (c) The transactions described in Item 4 are the only transactions effected during the last sixty days by the person named in Item 5(a) above.

     (d) No person is known by the filing person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Securities identified in this Item 5.

     (e)  Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     EXHIBIT DESCRIPTION

     None.






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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:   October 8, 1998



ESTATE OF BOB MAGNESS


   /s/ Kim Magness
------------------------------------------------
By: Kim Magness, as Co-Personal Representative


   /s/ Gary Magness
------------------------------------------------
By: Gary Magness, as Co-Personal Representative









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